Exhibit 99.14

NexTech Acquires Hoot™ A Leader In 3D and 360 Degree Photography Software to Online Retailers

Company continues its growth by acquisition strategy and further strengthens its end-to-end technology solution for online retail

New York, Toronto, ON – February 26, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF)(FSE:N29) today announced it has acquired Hoot™, a major player in the 2D to 3D photography software industry. Hoot provides 3D and 360-degree product photography, spin and zoom technology to online retailers, with just a snippet of code that is used to quickly embed the 3D experience onto a site. With this acquisition NexTech will offer the Hoot platform alongside its own suite of AR technologies for online retail, further bolstering its offerings as a complete end-to-end solution to the growing eCommerce industry.

Link to Hoot: http://hootview.com

The Hoot platform offers a seamless integration across all eCommerce platforms, including Amazon, Yahoo, Bigcommerce, Magento, Shopify, and Squarespace, with no coding required. Millions of online shoppers have already used Hoot to engage with popular brands like; Reef, Biltwell, JLab Audio, Chem and many more. Hoot’s platform offers 360-degree photogrammetry, or the ability to turn a 2D image into a 3D object that can be rotated for full product view. The Hoot platform has been proven to increase sales, decrease returns and reduce customer support time. Hoot helps brands to bridge the gap between online shopping and an in-store experience by providing an interactive 360-degree approach on how a product looks or works.

“We are excited to acquire Hoot and to add another high-quality, industry-leading eCommerce solution to the NexTech suite of product offerings. Coupled with our AR eCommerce solution our AI Machine learning, and Try-It-On technology, we have built the ecommerce industries most powerful end-to-end solution positively impacting a retailer’s bottom line through increased conversions, sales and decreased cart abandonment,” said Evan Gappelberg, CEO of NexTech. “It’s no secret consumer shopping behaviors are continuing to rapidly shift toward online retail and away from brick and mortar stores. As such, brands need to focus on providing an online shopping experience that is as personal and interactive as what a customer would get in a physical store. With this acquisition added to our technology stack retailers can do exactly that.”

This is the second acquisition by NexTech in 2019 as it continues to execute on its growth by acquisition strategy. In late January it announced the purchase of the VCM business owned by AR Ecommerce.

With the global retail eCommerce market projected to reach $4.8 trillion in 2021, (according to Statistica) technologies that can offer a more personalized online shopping experience like augmented reality are poised for rapid growth. Recent research states 74 percent of consumers expect retailers to offer an augmented reality experience, and one-third reported they would be more likely to buy a product after using AR to preview it.

NexTech’s AR platform for eCommerce provides online retailers with the tools that empower shoppers to make purchasing decisions, which ultimately drives conversions and spend, and increases ROI. To see how NexTech’s AR eCommerce platform works, view our demo site or contact us to learn more.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the Cannabis industry, eCommerce, education, training, and video conferencing creating an AR ecosystem. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.